UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

Dr. Hans-Dietrich Winkhaus has resigned from his position as Chairman of the Supervisory Board of Deutsche Telekom AG.  The Supervisory Board has elected Dr. Klaus Zumwinkel (born 1943) as the new Chairman.

Dr. Zumwinkel also acts as Chairman of the Management Board of Deutsche Post AG.   Deutsche Post AG is majority-owned by the Federal Republic of Germany, which is also Deutsche Telekom’s largest shareholder.

Dr. Zumwinkel replaces Dr. Andre Leysen on the Supervisory Board, who has resigned in consideration of his age.

Dr. Winkhaus, Dr. Helmut Sihler and Mr. Gert Becker have informed Deutsche Telekom AG that they will be resigning from the Supervisory Board after the company’s shareholders’ meeting in May 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten

Title: Vice President

Date: March 18, 2003